Exhibit 99.1

Lentuo International Announces Agreements Signed with Three Subsidiaries of FAW Group

BEIJING, August 22, 2012/PRNewswire-Asia/— Lentuo International Inc. (NYSE: LAS, “Lentuo” or the “Company”), a leading non-state-owned automobile retailer in Beijing, today announced that the Company has signed a general framework agreement with First Automobile Finance Co., Ltd. (“FAF”), a subsidiary of FAW Group. Under this agreement, FAF and Lentuo will share resources and cooperate in providing customer financing, auto insurance as well as other financial services. The company also signed two comprehensive cooperation agreements with FAW Auto Finance Co., Ltd. (“FAW-AF”), a wholly owned subsidiary of FAF, and Saneguard Auto Insurance Co., Ltd. (“Sanegard”), a subsidiary of FAF. These agreements cover a range of services which will enable Lentuo to expand its service offering, improve its competitive position and strengthen its brand. Lentuo is the first automobile retailer in China to sign such an agreement with FAW-AF.

FAW-AF will help finance Lentuo’s 4S dealership network expansion in China. FAW-AF will also provide corporate credit to support Lentuo’s vehicle purchasing and consumer credit and lease financing to Lentuo’s customers.

Sanegard and Lentuo will cooperate in offering auto insurance, auto warranties and extended warranties to Lentuo’s customers. Sanegard will provide Lentuo with highly professional insurance services on underwriting, claims payment and processing, and risk control.

“We are extremely pleased with this vote of confidence from FAW Group that results from years of working together on many projects,” said Mr. Hetong Guo, Founder and Chairman of Lentuo International. “These agreements deepen our strategic partnership with FAW Group and validate our development strategy in Beijing and a growing number of other cities. Forging strategic relationships with industry leaders like FAW-AF and Sanegard shows our commitment to further diversifying our business, increasing customer loyalty, and strengthening our brand. FAW-AF’s credit will provide strong financial support to our dealership expansion as we enter new markets while capital markets remain uncertain. Our auto insurance, extended warranty and other after-sales services will greatly benefit from Sanegard’s extensive experience and highly professional insurance services. By leveraging these strong relationships and building upon our expansion strategy, we are positioning the Company for continued growth well into the future.”

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer operating 11 franchise dealerships, 10 automobile showrooms, one automobile repair shop, and one car leasing company in Beijing and a growing number of other cities in China.

About First Automobile Finance Co.

First Automobile Finance Co., Ltd. is a nonbanking financial institution that belongs to First AutoWork (FAW). It is dedicated to developing automobile financing business into a pillar segment of FAW. FAW Auto Finance Co., Ltd., a subsidiary of First Automobile Finance Co., Ltd., is a specialized auto financing company that was approved by China Banking Regulatory Committee. Saneguard Auto Insurance Co., Ltd. is an insurance company that mainly engages in auto insurance. Its establishment was initiated by First Automobile Finance Co. Ltd., approved by China Securities Regulatory Commission, and implemented jointly by auto manufacturers, dealers and insurance companies. Lentuo currently owns 2.25% of Saneguard Auto Insurance Co., Ltd.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jennifer Chen

CFO

Lentuo International Inc.

Email: chenjianping@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com